

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2020

Kamal Adawi
Chief Financial Officer
Exagen Inc.
1261 Liberty Way
Vista, California 92081

   Re: Exagen Inc.
    Registration Statement on Form S-3
    Filed November 10, 2020
    File No. 333-250015

Dear Mr. Adawi:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Abby Adams at (202) 551-6902 with any questions.

             Sincerely,

             Division of Corporation Finance
             Office of Life Sciences

cc: Matthew T. Bush, Esq.